UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2020

Commission File Number: 001-38405

BIOCERES CROP SOLUTIONS CORP.
(Translation of registrant’s name into English)

Ocampo 210 bis, Predio CCT, Rosario
Province of Santa Fe, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Bioceres Crop Solutions Corp. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bioceres Crop Solutions Corp.
(Registrant)

By: /s/ Federico Trucco

Name: Federico Trucco
Title: Chief Executive Officer

Date: May 12, 2020

Bioceres Crop Solutions Corp. Reports Fiscal Third Quarter 2020 Financial Results

ROSARIO, Argentina--(BUSINESS WIRE)--May 12, 2020--Bioceres Crop Solutions Corp. (“Bioceres” or the “Company”) (NYSE American: BIOX), a fully-integrated provider of crop productivity solutions designed to enable the transition of agriculture towards carbon neutrality, announced today its unaudited consolidated financial results for fiscal third quarter 2020 and the fiscal nine-month period ended March 31, 2020. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards. All comparisons in this announcement are year-over-year (“YoY”), unless noted otherwise.

Fiscal 3Q20 Financial and Business Highlights

  Comparable Revenues up 9%, with growth across key product lines in strategic markets and despite growers’ hesitation to make pre-season purchases due to a temporary period of uncertainty related to the early stages of the COVID-19 pandemic. Revenue growth was mainly driven by further penetration of crop protection markets in Brazil, Paraguay and Uruguay, strong sales of seed treatment packs in Europe, as well as a continued recovery in Argentina.
  Bioceres raised over $50 million of capital during the quarter through a private placement of a convertible promissory note due 2023 for $42.5 million and a public bond issuance by Rizobacter, the Company’s main operating subsidiary, for $7.6 million. The proceeds are equivalent to a significant portion of the short-term financial debt of the Company, implying a material strengthening of Bioceres’ balance sheet and cash positions, which reflect improved YoY financial results in the third quarter. The capital raised also provides the financial robustness required to support working capital needs in the coming quarters for the deployment of HB4® technology during the wheat and soybean crops seasons in the Southern Cone.
  In preparation for the commercial launch of HB4® drought-tolerant soybean varieties, the product was showcased at Expoagro 2020, attended by more than 100,000 South American growers. At the pavilion of Verdeca, the Company’s JV dedicated to this technology, the number of early adopters that registered for the next cycle of seed multiplication exceeded by nearly ten-fold the maximum acreage potentially available. Based on current demand levels and the harvesting of HB4 inventories underway, Bioceres is well positioned to increase the inventories into hundreds of thousands of acres during the next summer crop season in Argentina.
  The Company plans for HB4® technology in wheat remain unchanged, with up to 12,000 hectares reserved for planting during the upcoming winter campaign in the Southern Cone.
  In response to COVID-19 pandemic, Bioceres’ Business Continuity and Crisis committees were activated. These committees coordinated the steps necessary to comply with emerging regulations, to safeguard employees, customers and the communities in which we operate, as well as minimize any disruptions to the Company’s business operations.

Commenting on the Company’s results, Mr. Federico Trucco, Chief Executive Officer of Bioceres, said, “We operate in a privileged industry and this has never been as clear as during the COVID-19 epidemic. Despite some short-lived uncertainty in the farming community late in the quarter due to the pandemic, it is gratifying to report a nine percent year-on-year increase in revenue during the period. Deeper penetration of international markets, including Europe, drove much of this growth as we continued effectively executing our commercial strategy abroad. Looking ahead, we have secured capital via the March private placement to substantially ramp up inventories of HB4® seed varieties, which will be integrated with our proprietary biological seed treatments and launched under Bioceres’ EcoSoy™ and EcoWheat™ brands. In light of COVID-19’s global impact, the Company will keep China´s HB4 approval timeline under review, as we plan and coordinate efforts to ramp up inventories. And owing to the health and safety measures that we rapidly implemented throughout our organization, we remain fully operational as the summer crop harvest is underway in the Southern Cone.”

Mr. Enrique Lopez Lecube, Chief Financial Officer of Bioceres said, “We are pleased to have brought in capital to support the exciting growth opportunities that we see in front of us. The $50 million raised during the quarter significantly enhances our financial flexibility, allows us to optimize working capital financing, lowering financing costs. While our fiscal third quarter is seasonally slow, I was encouraged by continued growth in revenue and gross profit, confirming the resilience of our business. We intend to balance the deployment of the capital we raised in support of high return growth opportunities while remaining committed to preserving financial flexibility going forward.”

COVID-19 UPDATE AND RISK MITIGATION

Bioceres continues to strongly execute its growth strategy and deliver improved results, proving that it operates a highly resilient business in the context of Covid-19.

  Business continuity. Activities surrounding agriculture, including ag-inputs supply and manufacturing, have been deemed essential in the key countries where Bioceres operates, allowing the Company to proceed with its commercial, manufacturing and administrative activities.
  Safeguarding employees. Bioceres took early measures in implementing policies and procedures that protect workers at the Company and its customers’ sites. Traveling has been restricted and resources enabled for selling, administrative and other support functions to work from home. For those working at manufacturing, distribution and farm sites, safety and social distancing protocols were implemented and are regularly monitored by the Company’s Business Continuity and Crisis committees.
  Strengthened supply chain. Solid and long-standing relationships with Bioceres’ main suppliers have enabled the Company to rely on scheduled fulfillment of supply agreements, ensuring input availability for the timely manufacturing of key products. Alternative suppliers of raw materials, equipment and services have been identified to build in additional flexibility and agility into Bioceres’ supply chain.
  End-users of Bioceres products. Understanding that growers rely on product availability to complete field tasks, Bioceres maintains robust IT infrastructure and distribution planning to ensure that logistics and customer support can be performed remotely and securely with the same levels of efficiency and quality.
  Financial performance. Bioceres continues to deliver solid growth from its baseline business and to execute well on its HB4® initiative, with an enhanced focus on preserving cash liquidity. Cost reduction measures have been implemented without affecting company personnel, non-essential capital expenditures have been postponed, and working capital is being closely monitored.

REVIEW OF FISCAL THIRD QUARTER 2020 OPERATING PERFORMANCE

Installed capacity utilization of Bioceres’ micro-beaded fertilizer plant, for the fiscal twelve-month period ended March 31, 2019, increased 22.5% YoY to 27.2%, while unchanged on a sequential basis, bringing total production to 13,600 tons during this period. With a focus on profitability, the Company is proceeding with discipline while calibrating the commercial strategy to widen market acceptance of this technical product.

Aggregate adjuvant volumes decreased 10.7% YoY in the fiscal third quarter, due to lower sales in Argentina, where insecticide and fungicide application rates declined under highly-favorable crop growing conditions, which resulted in less need for pesticides and thus led to lower demand for adjuvants. At the Bioceres’ main Latin American subsidiaries outside Argentina, adjuvant volumes increased 32%, as the Company continued effectively executing its international growth strategy. For the fiscal nine-month period ended March 31, 2019, total adjuvant volume remained flat YoY as volume growth in Brazil offset a shift in product mix in Argentina, as the Company emphasized higher-margin adjuvants over high-volume, lower-margin products in the latter market.

Total inoculant and seed treatment packs doses for the quarter decreased 46% YoY, driven by the discontinuation of low-end, high-volume inoculants sales in Brazil, during what is a seasonally slow quarter for these products in the Southern Cone. The volume decline was partially offset by high volume growth in Europe and South Africa, as well as a partial recovery in volumes of seed treatment packs in Argentina, which had been negatively impacted during the first two quarters of the Fiscal Year. For the nine-month period, inoculant and seed treatment pack volumes decreased 14% YoY, a decline due to unfavorable weather and economic conditions when summer crops were being planted in Argentina during the first two quarters of the Company’s fiscal year.

REVIEW OF FISCAL THIRD QUARTER 2020 FINANCIAL RESULTS

Comparable Revenues and Comparable Gross Profit are key operational metrics used by the management team to assess the Company's underlying financial and operating performance. The Company has introduced the term “Comparable” to reflect the result of a given metric excluding the impact of IAS 29.

For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings press release, in a column denominated “IAS 29”. For further information please review Application of IAS 29 section.

Revenues

Table 1: Fiscal 3Q Revenues by Segment

(Figures in US dollars)	As Reported				IAS 29		Comparable
	3Q 2019	3Q 2020	Chg	% Chg.	3Q 2019	3Q 2020	3Q 2019	3Q 2020	Chg	% Chg.
Revenue by segment
Crop protection	13,153,909	16,607,637	3,453,728	26%	2,898,511	58,591	16,052,420	16,666,228	613,808	4%
Seed and integrated products	1,273,357	4,037,183	2,763,826	217%	790,420	58,226	2,063,777	4,095,409	2,031,632	98%
Crop nutrition	4,256,075	5,027,592	771,517	18%	1,517,114	182,592	5,773,189	5,210,184	(563,005)	(10%)
Total revenue	18,683,341	25,672,412	6,989,071	37%	5,206,045	299,409	23,889,386	25,971,821	2,082,435	9%

Revenues as reported increased 37% to $25.7 million in fiscal 3Q20, compared to $18.7 million during fiscal 3Q19, positively impacted by IAS29 adjustment year-over-year.

Total Comparable Revenues increased 9% versus fiscal third quarter 2019, driven by sales growth in adjuvants and biological therapics in Brazil, Bolivia, Paraguay and Uruguay. Revenue growth was also due to strong sales of packs and inoculants in Europe, further supported by a partial recovery in sales of seed treatment packs in Argentina. Positive performance in Crop Protection and Seed and Integrated Products was partially offset by lower pre-season Crop Nutrition sales in Argentina, reflecting additional, although temporary, uncertainty at the outset of the COVID-19 epidemic.

  Crop Protection comparable revenues for the fiscal third quarter increased 4% YoY, or $0.6 million, to $16.7 million, mainly driven by sales of adjuvants and biological therapics in Brazil, Bolivia, Paraguay and Uruguay, as the Company continued to successfully execute its growth strategy in these markets. This growth was partially offset by lower adjuvant, insecticide and fungicide sales in Argentina, due to the high correlation of these products to pests’ impact on fields, which was diminished in the quarter.
  Seed and Integrated Products comparable revenues for the fiscal quarter rose 98% versus last year’s quarter, or $2.0 million, to $4.1 million, mainly driven by the Company’s French subsidiary. During the quarter, heightened commercial efforts in Europe during the previous quarters enabled Bioceres to capture an acreage shift towards soybeans, given a shortage of corn and sunflower seeds, driving higher seed pack sales. Higher sales of seed treatment packs were the main segment’s growth driver, further enhanced by the continued recovery of this product category’s sales in Argentina, where Bioceres further penetrated the legumes market.
  Crop Nutrition comparable revenues in the fiscal third quarter decreased 10% YoY, or $0.6, to $5.2 million. In addition to being a seasonally slow quarter, customers postponed advanced purchases of micro-beaded fertilizer in Argentina and Brazil, due to the brief late-quarter uncertainty surrounding the COVID-19 pandemic, which primarily contributed to the revenue decrease in this segment. The decrease was partially offset by higher crop nutrition sales in Bolivia, which is gradually recovering from political instability and civil unrest. Inoculant sales growth in Europe and the US also helped to offset the lower crop nutrition results in Latin America.

Table 2: Fiscal Nine-Month Period Revenues by Segment

(Figures in US dollars)	As Reported				IAS 29		Comparable
	9M 2019	9M 2020	Chg	% Chg.	9M 2019	9M 2020	9M 2019	9M 2020	Chg	% Chg.
Revenue by segment
Crop protection	59,589,614	67,703,043	8,113,429	14%	1,477,147	(1,725,008)	61,066,761	65,978,035	4,911,274	8%
Seed and integrated products	20,767,886	23,469,243	2,701,357	13%	303,306	(879,246)	21,071,192	22,589,997	1,518,805	7%
Crop nutrition	30,397,307	33,746,072	3,348,765	11%	642,120	(50,345)	31,039,427	33,695,727	2,656,300	9%
Total revenue	110,754,807	124,918,358	14,163,551	13%	2,422,573	(2,654,599)	113,177,380	122,263,759	9,086,379	8%

Revenues as reported increased 13% to $125.0 million from $110.8 million for the fiscal nine-month period 2020.

Comparable Revenues during the fiscal nine-month period increased 8% YoY, driven by continued growth across all three business segments.

  Crop Protection comparable revenues during the fiscal nine-month period increased 8% YoY, or $4.9 million, reaching $66.0 million. Revenue growth resulted from consistent execution of the adjuvant growth plan in Brazil and Paraguay, supported by a stable market for this category in Argentina, and augmented by higher Argentine sales of biological therapics as well as other crop protection products.
  Seed and Integrated Products comparable revenues increased 7%, or $1.5 million, to $22.6 million on a nine-month basis, driven by higher seed treatment pack sales in Paraguay, Uruguay, Europe and South Africa, in addition to the partial sales recovery in Argentina during the fiscal second and third quarters of 2020. This more than offset the overall decline in Argentine sales of seed treatment packs and seeds resulting from uncertainty about weather and macroeconomic conditions that had affected planting decisions during the fiscal first and second quarters. It should be noted that sales results in this business segment also benefited from the partial reclassification of inoculants, which had been stand-alone products and previously reported under the Crop Nutrition segment.

  Crop Nutrition comparable revenues increased 9% YoY, or $2.7 million, to $33.7 million, mainly due to the sustained ramp-up of installed production capacity of micro-beaded fertilizers, which supplied higher demand in Argentina, Brazil, Paraguay, Uruguay and Bolivia. Inoculants sales in this segment decreased as a result of being partially substituted with seed treatment packs and, consequently, being reported within the Seed and Integrated Products segment.

Gross Profit

Table 3: Fiscal 3Q Gross Profit by Segment

(Figures in US dollars)	As Reported				IAS 29		Comparable
	3Q 2019	3Q 2020	Chg	% Chg.	3Q 2019	3Q 2020	3Q 2019	3Q 2020	Chg	% Chg.
Gross profit by segment
Crop protection	4,183,469	5,954,234	1,770,765	42%	3,611,867	468,238	7,795,336	6,422,472	(1,372,864)	(18%)
Seed and integrated products	349,310	1,745,995	1,396,685	400%	224,535	840,133	573,845	2,586,128	2,012,283	351%
Crop nutrition	3,154,290	3,052,095	(102,195)	(3%)	(132,538)	(21,799)	3,021,752	3,030,296	8,544	0%
Total Gross profit	7,687,069	10,752,324	3,065,255	40%	3,703,864	1,286,572	11,390,933	12,038,896	647,963	6%
% Gross profit	41.1%	41.9%		74 bps			47.7%	46.4%		-133 bps

Reported Gross profit in fiscal 3Q20 was $10.8 million compared to $7.7 million in the same period of the prior year, an increase of 40%.

Comparable gross profit for the fiscal third quarter was $12.0 million, 6% higher than $11.4 million in the year-ago quarter. Comparable gross margin for the period was 46.4%. The bulk of the Company’s revenues are pegged to the US dollar, while a significant portion of production costs are denominated in Argentine pesos, as the Company´s main manufacturing facilities are located in Argentina. The net effect between the depreciation of the peso and Argentina’s inflation rate had a negative year-over-year impact on the gross margin. This effect was partially offset by greater participation of high-margin seed treatment packs (Seed & Integrated products) among the segments. Gross profit and the corresponding margins were a result of the following factors at each business segment:

  Crop Protection comparable gross profit for the fiscal third quarter was $6.4 million, down 18% from $7.8 million in fiscal third quarter 2019, while the gross profit margin contracted from 48.6% to 38.5%, mainly reflecting the aforementioned FX and inflation dynamics within a steady product mix.
  Seed and Integrated Products comparable gross profit was $2.6 million, compared to $0.6 million in the year-ago quarter. Gross profit margin expanded from 27.8% to 63.1%, as the increase in higher margin seed packs in the product mix more than offset FX and inflation dynamics.
  Crop Nutrition comparable gross profit was $3.0 million in the fiscal third quarter, flat compared to the prior year’s quarter, while the gross margin expanded from 52.3% to 58.2% YoY. Declines in the participation of lower-margin micro-beaded fertilizers within the product mix and decreases in inoculants sales, mainly lower-end inoculants, more than offset unfavorable FX dynamics.

Table 4: Fiscal Nine-Month Period Gross Profit by Segment

(Figures in US dollars)	As Reported				IAS 29		Comparable
	9M 2019	9M 2020	Chg	% Chg.	9M 2019	9M 2020	9M 2019	9M 2020	Chg	% Chg.
Gross profit by segment
Crop protection	24,540,214	28,423,556	3,883,342	16%	5,008,549	392,100	29,548,763	28,815,656	(733,107)	(2%)
Seed and integrated products	13,558,620	13,920,332	361,712	3%	(447,071)	910,307	13,111,549	14,830,639	1,719,090	13%
Crop nutrition	14,007,022	14,346,580	339,558	2%	1,732,052	1,611,263	15,739,074	15,957,843	218,769	1%
Total Gross profit	52,105,856	56,690,468	4,584,612	9%	6,293,530	2,913,670	58,399,386	59,604,138	1,204,752	2%
% Gross profit	47.0%	45.4%		-166 bps			51.6%	48.8%		-285 bps

Reported Gross profit for the fiscal nine-month period increased 9% to $56.7 million from $52.1 million for the same period in fiscal 2019.

Comparable gross profit for the fiscal nine-month period was $59.6 million, up 2.0% from $58.4 million in the year-ago period. During this time the corresponding margin contracted from 51.6% to 48.8%, reflecting FX and inflation dynamics in Argentina that adversely affected costs of products manufactured in that country. The sharp depreciation of the Argentine peso that occurred in fiscal nine-month period 2019 had positively impacted gross profit and margin results, but did not reoccur in the fiscal nine-month period of 2020. Gross profit and margins were driven by the following factors in each business segment:

  Crop Protection comparable gross profit for the fiscal nine-month period was $28.8 million, down 2% from $29.5 million in the year-ago period. Comparable gross profit margin for the fiscal period was 43.7%, 471 basis points lower than the prior year, mainly due to the effects of the aforementioned FX and inflation dynamics on manufacturing costs.
  Seed and Integrated Products comparable gross profit was $14.8 million for the fiscal nine-month period, 13% higher than $13.1 million in last year’s corresponding period, with gross margin increasing from 62.2% to 65.7% between the reporting periods. The gross margin improvement was driven by a higher proportion of seed treatment packs within the product mix, which more than offset the effects of FX and inflation dynamics on manufacturing costs.
  Crop Nutrition comparable gross profit increased 1% to $16.0 million from $15.7 million in the fiscal nine-month period of 2019. Over the same period, the comparable gross margin decreased from 50.7% to 47.4%, reflecting higher participation of lower margin micro-beaded fertilizers in the product mix, as well as the effects of FX and inflation dynamics on manufacturing costs.

Selling, General and Administrative Expenses

Fiscal third quarter SG&A was $8.7 million, down 3.4% from $8.9 million in fiscal third quarter 2019. Excluding one-time transaction expenses of $4.5 million in fiscal 3Q19 in connection with Bioceres’ merger with Union Acquisition Corp and $1.5 million in fiscal 3Q20 related to Bioceres’ stock compensation plan, comparable SG&A was $7.2 million in fiscal 3Q20 against $4.4 million in fiscal 3Q19. The increase reflects the inflation and FX dynamics in Argentina, where most of the Company’s manufacturing operations and main administrative functions are located. Higher SG&A is also a result of expanded selling and administrative functions in Brazil to support revenue and gross profit growth achieved during past quarters, as well as continue expanding Bioceres’ overall presence in the country. 3Q20 also includes certain corporate expenses that had not been allocated to the Company prior to the March 2019 merger with Union Acquisition Corp. (UAC).

SG&A for the fiscal nine-month period was $27.9 million. Excluding a total of $2.6 million in one-time expenses in the fiscal second and third quarters related to Bioceres’ stock-based compensation plan as well as transaction expenses accrued in the fiscal first quarter of 2020, comparable SG&A for the fiscal nine-month period of 2020 would have been $25.3 million. Comparable SG&A in fiscal 9M19, excluding the abovementioned one-time charge, was $21.1 million. The sharp depreciation of the Argentine peso during calendar year 2018 had a favorable impact on fiscal nine-month 2019 results, while fiscal nine-month 2020 did not benefit the same way in terms of lower SG&A expenses. Higher commercial expenses related to business growth also account for the increase in the most recent fiscal nine-month period, as did certain corporate expenses that had not been allocated to the business prior to the March 2019 merger with UAC.

Research & Development

R&D expenses include ongoing efforts to maintain and continuously enhance the Company’s existing product portfolio. During fiscal 3Q20, R&D expenses increased $0.3 million YoY to $1.3 million and totaled $3.4 million in the fiscal nine-month period.

The Company also invested an additional $1.5 million in R&D activities related to intangible assets and JVs.

Adjusted EBITDA & Adjusted EBITDA Margin

Adjusted EBITDA for fiscal 3Q20 was $2.6 million, down from $3.3 million in fiscal 2Q19. Revenue and gross profit growth during the quarter were offset by higher SG&A, due to the aforementioned FX and inflation dynamics in Argentina, where most of the Company’s manufacturing operations and main administrative functions are located, as well as higher SG&A in support of its growth strategy in Brazil, as discussed above.

Increased YoY revenues and gross profit performance in 3Q20 was offset by higher SG&A as discussed above, leading to an Adjusted EBITDA margin of 10.2% compared to 17.7% in fiscal 3Q19. It should be noted that while fiscal third quarter revenues and gross profit are the seasonally lowest of the year, a significant portion of annual SG&A expenses do not follow the same seasonal pattern.

Table 5: Fiscal 3Q20 Adjusted EBITDA Reconciliation and Adjusted EBITDA Margin

(Figures in US dollars)	3Q19	3Q20	Chg.	% Chg.
Loss for the year	(22,678,768)	(3,389,165)	19,289,603	(85%)
Income tax (benefit)/expense	(1,605,093)	(168,794)	1,436,299	(89%)
Finance results	21,855,343	4,203,080	(17,652,263)	(81%)
Depreciation of PP&E and intangibles assets	1,201,082	1,254,359	53,277	4%
Stock-based compensation charges	62,310	706,593	644,283	1034%
Transaction expenses	4,479,913	-	(4,479,913)	(100%)
Adjusted EBITDA	3,314,787	2,606,073	(708,714)	(21%)
Adjusted EBITDA Margin	17.7%	10.2%		-759 bps

For the fiscal nine-month period, Bioceres reported Adjusted EBITDA of $31.8 million, compared with $32.6 million in the same period a year ago. Adjusted EBITDA margin was 25.5% versus 29.4% in the prior fiscal year. Crop Protection growth in Brazil, Uruguay and Paraguay, combined with the ramp-up of the micro-beaded fertilizer business and higher sales of seed treatment packs were offset by the increase in manufacturing costs and SG&A. The rise in costs was mainly related to the adverse effects of changes in FX and inflation in Argentina, where most of the Company’s manufacturing facilities and main administrative functions are located, together with higher SG&A to support the expansion strategy in Brazil.

Table 6: Fiscal Nine-Month Period 2020 Adjusted EBITDA Reconciliation and Adjusted EBITDA Margin

(Figures in US dollars)	9M19	9M20	Chg.	% Chg.
Loss for the year	(15,112,215)	1,282,916	16,395,131	(108%)
Income tax (benefit)/expense	3,445,656	1,035,861	(2,409,795)	(70%)
Finance results	36,414,615	24,071,756	(12,342,859)	(34%)
Depreciation of PP&E and intangibles assets	3,278,205	3,654,982	376,777	11%
Stock-based compensation charges	71,231	2,573,927	2,502,696	3513%
Transaction expenses	4,479,913	(783,296)	(5,263,209)	(117%)
Adjusted EBITDA	32,577,405	31,836,146	(741,259)	(2%)
Adjusted EBITDA Margin	29.4%	25.5%		-393 bps

Financial Income and Loss

Table 7: Fiscal 3Q20 Net Finance Result

(Figures in US dollars)	3Q19	3Q20	Chg.	% Chg.
Interest expenses	(5,226,380)	(3,330,988)	1,895,392	(36%)
Financial commissions	17,703	(304,663)	(322,366)	(1821%)
Total net interest expenses and financial commissions	(5,208,677)	(3,635,651)	1,573,026	(30%)

Exchange differences	(3,860,374)	(1,510,869)	2,349,505	(61%)
Net gain of inflation effect on monetary items	1,155,314	1,581,433	426,119	37%
Gain for cancellation of purchase option	6,582,849	-	(6,582,849)	(100%)
Share based payment cost of listing shares	(20,893,789)	-	20,893,789	(100%)
Other finance result	369,334	(637,993)	(1,007,327)	(273%)
Total other non-cash finance result	(16,646,666)	(567,429)	16,079,237	(97%)
Total Net Finance Result	(21,855,343)	(4,203,080)	17,652,263	(81%)

Net interest expenses from financial debt obligations and financial commissions represent the main financial metric that management uses to assess the Company’s cost of financing. Exchange rate differences, net gains or losses due to the inflation effect on monetary items, and other financial results include items that are believed to have a limited impact on the underlying business, as a significant portion of both cash flows and financial debt obligations are linked to the US dollar. The gain from the cancellation of the purchase option as well as share-based listing expenses are non-cash items related to the merger transaction with Union Acquisition Corp in fiscal 3Q19.

For fiscal 3Q20, the Company reported a total net financial loss of $4.2 million compared to a net financial loss of $21.9 million in last year’s comparable quarter. Total cash financial results improved by $1.6 million, with interest expenses decreasing from $5.2 million to $3.3 million as a result of replacing inefficient external working capital sources with funds generated by the operation. Total other financial results, mainly comprised of accounting adjustments and non-cash expenses, improved to $0.6 million from negative $16.6 million. The net change was mainly due to the $20.9 million share-based listing cost, partially offset by a $6.5 million gain on the cancellation of the Rizobacter purchase option, both one-time items incurred in fiscal 3Q19 and related to the merger transaction with Union Acquisition Corp. A $2.3 million decrease in exchange rate differences and a $0.4 million net gain of inflation effect on monetary items, partially offset by a negative variation of $1.0 million in other financial results, also contributed to total other financial results.

Table 8: Fiscal Nine-Month Period Net Finance Result

(Figures in US dollars)	9M19	9M20	Chg.	% Chg.
Interest expenses	(16,403,917)	(14,753,633)	1,650,284	(10%)
Financial commissions	(1,040,796)	(1,086,191)	(45,395)	4%
Total net interest expenses and financial commissions	(17,444,713)	(15,839,824)	1,604,889	(9%)

Exchange differences	(15,971,712)	(17,575,439)	(1,603,727)	10%
Net gain of inflation effect on monetary items	11,021,116	7,545,325	(3,475,791)	(32%)
Gain for cancellation of purchase option	6,582,849	-	(6,582,849)	(100%)
Share based payment cost of listing shares	(20,893,789)	-	20,893,789	(100%)
Other finance result	291,634	1,798,182	1,506,548	517%
Total other non-cash finance result	(18,969,902)	(8,231,932)	10,737,970	(57%)
Total Net Finance Result	(36,414,615)	(24,071,756)	12,342,859	(34%)

For the first nine months of fiscal 2020, the Company reported a net financial loss of $24.1 million, a $12.3 million improvement compared to the $36.4 million net financial loss reported in the year-ago period. The bulk of the YoY improvement in cash financial expenses is explained by the aforementioned optimization of working capital funding, which resulted in a decrease of $1.6 million in interest expenses, as financial commissions remained flat YoY. Total other financial results, mainly comprised of accounting adjustments and non-cash expenses, decreased $10.7 million, mostly due to the one-time transaction adjustments and expenses described above, coupled with a $1.6 million decrease in exchange rate differences and a $3.5 million net gain of inflation effect on monetary items, partially offset by a negative variation of $1.5 million in other financial results.

Balance Sheet & Cash Flow

Table 9: Capitalization and Debt

(Figures in US dollars)	As of March 31,
	2019	2020
Total Debt [1]
- Short-Term Debt	83,841,348	66,435,922
- Long-Term Debt	16,938,555	79,617,786
Cash and Cash Equivalents	(6,139,337)	(48,178,287)
Restricted short-term deposit	(4,322,572)	(4,379,814)
Total Net Debt	90,317,994	93,495,607
Equity attributable to equity holders of the parent	37,130,349	45,837,104
Equity attributable to non-controlling interests	13,600,110	13,984,493
Capitalization	141,048,453	153,317,204
LTM Adjusted EBITDA	38,131,993	40,603,947
Net Debt /LTM Adjusted EBITDA	2.37x	2.30x

1- Excludes discounted checks

Cash and cash equivalents on March 31, 2020 were $48.2 million, $42.1 million higher than fiscal year-end 2019, primarily due to the $42.5 million raised through the March 9th private placement of a convertible promissory note due 2023. During this period, the Company’s total net debt balance increased $3.2 million to $93.5 million.

Net Debt-to-LTM Adjusted EBITDA improved to 2.30x at the end of fiscal 3Q20 from 2.37x at the close of fiscal 3Q19. Sequentially, the debt ratio increased from 2.23x.

During fiscal 3Q20, capital expenditures were $0.3 million compared to $0.4 million in fiscal 3Q19. For fiscal 9M20, capital expenditures totaled $1.4 million. Capital expenditures are primarily limited to maintenance expenses during this period, as Bioceres maintains an already strong asset base in support of near and long-term growth objectives.

KEY EVENTS FOR THE QUARTER

Bioceres Issues Secured Convertible Promissory Notes due 2023

On March 9, 2020, Bioceres closed $42.5 million of secured convertible promissory notes due 2023, in a private placement led by US-based Solel Partners LP. Bioceres intends to use the proceeds to expand the global launch and inventory build-up of its HB4 seed varieties, a product that also features the Company’s proprietary seed-treatment biologicals and which will be marketed under the EcoSoy™ and EcoWheat™ brands. The funds will also be used to improve the Company’s debt maturity profile and reduce interest expenses.

Bioceres Subsidiary Completes Debt Offering

On February 14, 2020, Rizobacter Argentina S.A., a subsidiary of Bioceres, completed a $7.6 million offering under Series II of its corporate bonds due 2021. The Company intends to use the proceeds to improve its debt profile as well as for general corporate purposes, including use as working capital to further support international growth.

SUBSEQUENT EVENTS

Bioceres Expands Scope of Alliance with Syngenta

On April 14, 2020 Bioceres expanded the scope of its alliance with Syngenta, granting distribution rights to a biological seed treatment fungicide developed by the Company’s subsidiary Rizobacter, with an initial focus on Argentina, although there is high-growth potential in international markets such as Europe. The product is a therapeutic formulation based on the Trichoderma Harzianum (Rizoderma) fungus, which has proven effective in controlling all seed and soil diseases which affect germination and early development of wheat crops. Because the formulation is a biological fungicide, it promotes new response mechanisms that enhance disease resistance and offer extended control. Additionally, use of this product is more sustainable and environmentally friendly than competing products.

3Q20 EARNINGS CONFERENCE CALL
When:	May 12, 2020

Times:	8:30 a.m. Eastern time,

Who:	Mr. Federico Trucco, Chief Executive Officer
Mr. Enrique Lecube, Chief Financial Officer
Mr. Maximo Goya, Investor Relations Leader
Dial-in:	(833) 968-2120 (U.S. domestic); (778) 560-2830 (International)

Conference ID:	9896404

Webcast:	https://investors.biocerescrops.com/home/default.aspx

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NYSE American: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit https://investors.biocerescrops.com

Forward-looking statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information and, among others, statements related to the expected or potential impact of the novel coronavirus (COVID-19) pandemic, and the related responses by governments, clients and the Company, on our business, financial condition, liquidity position and results of operations, and any such forward-looking statements, whether concerning the COVID-19 pandemic or otherwise, involve risks, assumptions and uncertainties. These forward-looking statements include, but are not limited to, whether (i) the health and safety measures implemented to safeguard employees and assure business continuity will be successful, (ii) the uncertainty related to COVID-19 in the farming community will be short lived, and (iii) we will be able to coordinate efforts to ramp up inventories. Such forward-looking statements are based on management’s reasonable current assumptions, expectations, plans and forecasts regarding the Company’s current or future results and future business and economic conditions more generally. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievement of the Company to be materially different from any future results expressed or implied by such forward-looking statements, and there can be no assurance that actual results will not differ materially from management’s expectations or could affect the Company’s ability to achieve its strategic goals, including the uncertainties relating to the impact of COVID-19 on the Company’s business, operations and financial results and the other factors that are described in the sections entitled “Risk Factors” in the Company's Securities and Exchange Commission filings updated from time to time. Therefore, you should not rely on any of these forward-looking statements. All forward-looking statements contained in this release are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are or were made, and the Company does not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events, except as required by law.

Non-IFRS Financial Information

The Company supplements the use of IFRS financial measures with non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Net debt, Comparable revenues and Comparable gross profit which exclude the impact of IAS29 as explained below.

The non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and may be different from non-IFRS measures used by other companies. In addition, the non-IFRS measures are not based on any comprehensive set of accounting rules or principles. Non-IFRS measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. This non-IFRS financial measures should only be used to evaluate the Company’s results of operations in conjunction with the most comparable IFRS financial measures.

Adjusted EBITDA and Adjusted EBITDA Margin

The Company defines Adjusted EBITDA as profit/(loss) exclusive of financial income/(costs), income tax benefit/(expense), depreciation, amortization, share-based compensation, inventory purchase allocation and one-time transactional expenses.

Management believes that Adjusted EBITDA provides useful supplemental information to investors about the Company and its results. Adjusted EBITDA is among the measures used by the management team to evaluate the Company’s financial and operating performance and make day-to-day financial and operating decisions. In addition, Adjusted EBITDA and similarly titled measures are frequently used by competitors, rating agencies, securities analysts, investors and other parties to evaluate companies in the same industry. Management also believes that Adjusted EBITDA is helpful to investors because it provides additional information about trends in the Company’s core operating performance prior to considering the impact of capital structure, depreciation, amortization and taxation on results. Adjusted EBITDA should not be considered in isolation or as a substitute for other measures of financial performance reported in accordance with IFRS. Adjusted EBITDA has limitations as an analytical tool, including:

  Adjusted EBITDA does not reflect changes in, including cash requirements for working capital needs or contractual commitments;
  Adjusted EBITDA does not reflect financial expenses, or the cash requirements to service interest or principal payments on indebtedness, or interest income or other financial income;
  Adjusted EBITDA does not reflect income tax expense or the cash requirements to pay income taxes;
  Although depreciation and amortization are non-cash charges, the assets being depreciated or amortized often will need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for the replacements;
  Although share-based compensation is a non-cash charge, Adjusted EBITDA does not consider the potentially dilutive impact of share-based compensation; and
  Other companies may calculate Adjusted EBITDA and similarly titled measures differently, limiting its usefulness as a comparative measure.

The Company compensates for the inherent limitations associated with using Adjusted EBITDA through disclosure of these limitations, presentation in the combined financial statements in accordance with IFRS and reconciliation of Adjusted EBITDA to the most directly comparable IFRS measure, income/(loss) for the period or year.

Comparable figures or Figures ex-IAS 29 (Comparable revenue and Comparable gross margin)

Comparable figures or Figures ex-IAS 29 result from dividing nominal Argentine pesos for the Argentine operations by the average foreign exchange rate of the Argentine Peso against the US Dollar in the period.

For comparison purposes, the impact of adopting IAS 29 is presented separately in each of the applicable sections of this earnings release, in a column denominated “IAS 29”. The IAS 29 adjustment results from the combined effect of: (i) the indexation to reflect changes in purchasing power on results against a dedicated line in the financial results, and (ii) the difference between the translation of results at the closing exchange rate of June 30, 2019 and the translation using the average year-to-date rate on the reported period, as applicable to non-inflationary economies.

Net Debt and Net Debt to Adjusted EBITDA

Net debt is defined as the sum of long and short-term borrowings and finance payment from business combinations, less cash and cash equivalents and restricted short-term deposit. This measure is used by management and investment analysts and management believes it shows the financial strength of the Company. Management is consistently tracking the Company’s leverage position and its ability to repay and service the debt obligations over time. Therefore, management has set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.

Application of IAS 29

Argentina has been classified as a hyperinflationary economy under the terms of IAS 29 beginning July 1, 2018. IAS 29 requires, adjusting all non-monetary items in the statement of financial position by applying a general price index from the day they were booked to the end of the reporting period. At the same time, it also requires that all items in the statement of income are expressed in terms of the measuring unit current at the end of the reporting period. Consequently, on a monthly basis, results of operations for each reporting period are measured in Argentine Pesos and adjusted for inflation by the applicable monthly inflation rate each month. All amounts need to be restated by applying the change in the general price index from the dates when the items of income and expenses were initially recorded in the financial statements. As a result, each monthly results of operations are readjusted each successive month to reflect changes in the monthly inflation rate.

After the restatement explained above, IAS 21 “The Effects of Changes in Foreign Exchange Rates”, addresses the way results must be translated under inflation accounting, stating that all amounts shall be translated at the closing rate at the date of the most recent statement of financial position. Accordingly, monthly results of operations in Argentine Pesos, after adjustment for inflation pursuant to IAS 29, as described above, must then be converted into U.S dollars at the closing exchange rate for such monthly reported period. This conversion changes every prior reported monthly statement of income in U.S dollars as each monthly amount is readjusted under IAS 29 for inflation per above and reconverted at different exchange rates for each monthly reported period under IAS 21. As a result, the impact of monthly inflationary adjustments and monthly conversion adjustments vary the results of operation month to month until year end.

Tables to Follow-

Unaudited Consolidated Statement of Comprehensive Income (Figures in US dollars)

	Three-month period ended	Three-month period ended	Nine-month period ended	Nine-month period ended
	03/31/2020	03/31/2019	03/31/2020	03/31/2019

Total revenue	25,672,412	18,683,341	124,918,358	110,754,807
Cost of sales	(14,920,088)	(10,996,272)	(68,227,890)	(58,648,951)
Gross profit	10,752,324	7,687,069	56,690,468	52,105,856
% Gross profit	42%	41%	45%	47%

Operating expenses	(9,953,025)	(9,882,117)	(31,262,696)	(27,638,361)
Share of profit (loss) of JV	(132,080)	(506,207)	1,166,425	306,386
Other income or expenses, net	(22,098)	272,737	(203,664)	(25,825)
Operating profit / (loss)	645,121	(2,428,518)	26,390,533	24,748,056

Finance result	(4,203,080)	(21,855,343)	(24,071,756)	(36,414,615)
Profit / (Loss) before income tax	(3,557,959)	(24,283,861)	2,318,777	(11,666,559)

Income tax	168,794	1,605,093	(1,035,861)	(3,445,656)
Profit / (Loss) for the year	(3,389,165)	(22,678,768)	1,282,916	(15,112,215)

Other comprehensive profit / (loss)	733,432	(3,075,367)	(6,833,093)	(5,587,090)
Total comprehensive profit / (loss)	(2,655,733)	(25,754,135)	(5,550,177)	(20,699,305)

Profit / (loss) for the period attributable to:
Equity holders of the parent	(2,896,931)	(21,474,709)	1,367,573	(17,245,703)
Non-controlling interests	(492,234)	(1,204,059)	(84,657)	2,133,488
	(3,389,165)	(22,678,768)	1,282,916	(15,112,215)
Total comprehensive income / (loss) attributable to:
Equity holders of the parent	(2,314,349)	(23,643,501)	(4,741,667)	(21,384,923)
Non-controlling interests	(341,384)	(2,110,634)	(808,510)	685,618
	(2,655,733)	(25,754,135)	(5,550,177)	(20,699,305)

Unaudited Consolidated Statement of Financial Position (Figures in US dollars)

	03/31/2020	06/30/2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	48,178,287	3,450,873
Other financial assets	6,082,099	4,683,508
Trade receivables	64,534,544	59,236,377
Other receivables	4,215,183	1,981,829
Income and minimum presumed income taxes recoverable	100,654	1,263,795
Inventories	28,458,362	27,322,003
Biological assets	714,053	270,579
Total current assets	152,283,182	98,208,964

NON-CURRENT ASSETS
Other financial assets	334,894	376,413
Other receivables	2,170,393	1,560,310
Income and minimum presumed income taxes recoverable	6,133	1,184
Deferred tax assets	2,339,009	3,743,709
Investments in joint ventures and associates	24,289,191	25,321,028
Property, plant and equipment	42,478,651	43,834,548
Intangible assets	35,241,208	39,616,426
Goodwill	26,503,798	29,804,715
Right-of-use leased asset	752,727	-
Total non-current assets	134,116,004	144,258,333
Total assets	286,399,186	242,467,297

LIABILITIES
CURRENT LIABILITIES
Trade and other payables	51,888,345	40,578,494
Borrowings	67,689,128	66,477,209
Employee benefits and social security	3,706,538	5,357,218
Deferred revenue and advances from customers	1,607,645	1,074,463
Income and minimum presumed income taxes payable	12,735	142,028
Government grants	694	2,110
Financed payment - Acquisition of business	-	2,826,611
Lease liability	576,595	-
Total current liabilities	125,481,680	116,458,133

NON-CURRENT LIABILITIES
Trade and other payables	452,654	452,654
Borrowings	79,617,786	37,079,521
Employee benefits and social security	334,081	-
Government grants	3,941	8,098
Due to joint ventures and associates	1,833,690	1,970,903
Deferred tax liabilities	17,103,356	21,101,871
Provisions	291,727	439,740
Warrants	1,141,817	2,861,511
Lease liability	316,857	-
Total non-current liabilities	101,095,909	63,914,298
Total liabilities	226,577,589	180,372,431

EQUITY
Equity attributable to owners of the parent	45,837,104	47,301,863
Non-controlling interests	13,984,493	14,793,003
Total equity	59,821,597	62,094,866

Total equity and liabilities	286,399,186	242,467,297

Contacts

Investor Relations
Maximo Goya, Investor Relations
+54-341-4861100
maximo.goya@biocerescrops.com